Erik Vayntrub Associate Counsel Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071-1406 (213) 486-9108 Tel (213) 486-9041 Fax thecapitalgroup.com

January 30, 2018

Mark A. Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	American Funds College Target Date Series (the “Registrant”)
File Nos. 333-180729 and 811-22692

Dear Mr. Cowan:

This letter is in response to the comments you provided by electronic mail on January 17, 2018 to the Registrant’s Post-Effective Amendment No. 14 to the Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 16 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”), in which the Registrant registered a new series fund — American Funds College 2036 Fund (the “2036 Fund”). We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the Registration Statement in a subsequent filing pursuant to Rule 485(b) under the 1933 Act to be automatically effective on February 9, 2018 (the “Amendment”). We understand that, unless otherwise stated, when a comment is made with respect to disclosure in one portion of the Registration Statement, that comment is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Accordingly, where applicable, responses to your comments below with respect to any individual series fund apply equally to each of the Registrant’s other series funds with similar disclosure.

Summary Prospectus

  Please update all information in the Registration Statement that Form N-1A requires be provided as of the most recent calendar year-end or as of the Registrant’s most recent fiscal year-end.

Response: We have updated the disclosure to address this comment. Among other things, in accordance with the requirements of Form N-1A, the Amendment will include each series fund’s fiscal year-end portfolio turnover rate and investment results as of each fund’s calendar year-end.

  The “Annual fund operating expenses” table and expense example for each series fund have been left blank. Please include in your response letter the completed “Annual fund operating expenses” table and expense example for each of the Registrant’s series funds.

Response: The completed “Annual fund operating expenses” table and expense example for each of the Registrant’s series funds is included as Exhibit A to this response letter. We note supplementally that any disclosed expense reimbursement or fee waiver arrangement will be in effect for at least one year from the effective date of the Amendment and that there will be no recoupment of previously reimbursed expenses. Additionally, any expense reimbursement or fee waiver arrangement is reflected in each fund’s expense example only for the period for which such expense reimbursement or fee waiver arrangement is expected to continue.

  In accordance with Instruction 3(f)(vi) to Item 3 of Form N-1A, please disclose that the “Acquired (underlying) fund fees and expenses” listed in the “Annual fund operating expenses” table for the 2036 Fund are based on estimated amounts for the current fiscal year.

Response: We have updated the disclosure to address this comment.

  Please confirm that any disclosed expense reimbursement will be in effect for no less than one year from the effective date of the Registration Statement.

Response: We hereby confirm that any disclosed expense reimbursement will be in effect for at least one year from the effective date of the Registration Statement.

  Because the 2036 Fund is a “New Fund,” please complete only the one- and three-year period portions of the expense example for the 2036 Fund in accordance with the requirements of Instruction 6(b) to Item 3 of Form N-1A.

Response: We have updated the disclosure to address this comment.

  For the 2036 Fund, please state that no portfolio turnover rate is disclosed as the fund has not operated for a full year.

Response: We have updated the disclosure to address this comment by adding the following sentence to the paragraph captioned “Portfolio turnover” in the “Fees and expenses of the fund” section of the prospectus: “Because the fund has not commenced investment operations as of the date of this prospectus, information regarding the fund’s portfolio turnover rate is not shown.”

  For each series fund, please identify under “Principal investment strategies” the underlying funds in which the fund invests and the target allocations as to each underlying fund.

Response: As disclosed in each series fund’s prospectus under “Principal investment strategies,” each fund invests “in a mix of American Funds in different combinations and weightings” in accordance with the investment approach depicted in the Registrant’s glide path chart. As set forth in the glide path chart, each series fund will invest its assets within a specified range of fund types (e.g., growth funds, balanced funds, fixed-income funds, etc.), and not in a specified set of funds. Although the investment adviser anticipates each fund will invest its assets within a range of fund types that deviates no more than 10% above or below the investment approach set forth in the glide path chart, the investment adviser to the funds “may periodically … change the underlying fund investments.” Accordingly, under “Information regarding the underlying funds,” we describe each of the underlying funds in which a series fund may invest, but we have declined to specifically identify the underlying funds in which each series fund invests and the target allocations to each of those funds.

  For each applicable series fund, please revise the disclosure under “Principal investment strategies” to clarify that the allocations shown in the glide path chart reflect each fund’s target allocations as of the effective date of the Registration Statement.

Response: We have updated the disclosure to address this comment.

  Please supplementally identify the broad-based securities market index that the 2036 Fund intends to disclose in the “Average annual total returns” table in the “Investment results” section of the prospectus once the fund has annual returns for at least one calendar year.

Response: Once the 2036 Fund has annual returns for at least one calendar year and, accordingly, begins to disclose investment results, the fund expects to disclose the returns of the S&P 500 Index as its comparative broad-based securities market index.

  Please explain why the “Other expenses” line item for Class 529-T shares in the “Annual fund operating expenses” table for each existing series fund is based on estimated amounts for the current fiscal year. Unless an existing series fund has a new share class with a differing expense component, the “Other expenses” line item should not be an estimate.

Response: We note that the “Other expenses” line item for each existing series fund is based on estimated amounts for the current fiscal year only for Class 529-T shares. Though registered in April 2017, Class 529-T shares are not yet operational and, as such, certain class-level operating expenses for the Registrant’s Class 529-T shares must be estimated. For example, transfer agency fees, which are included in the “Other expenses” line item, are not fixed and will differ for shares held by a fund’s transfer agent and shares held by third parties. Because the Registrant’s Class 529-T shares are not yet offered to the public, the Registrant must estimate the ratio of shares held by each fund’s transfer agent relative to shares held by third parties in order to calculate expected transfer agency expenses for the new share class. Since such transfer agency costs are a requisite input into the “Other expenses” calculation, and since transfer agency costs for a new share class must be estimated, “Other expenses” for Class 529-T shares for the current fiscal year are, by definition, also estimated.

  For American Funds College 2033 Fund (the “2033 Fund”), please clarify the disclosure regarding the fund’s portfolio turnover rate. Was the fund’s portfolio turnover rate for the most recent fiscal year “less than xx% of the average value of its portfolio” or was there no turnover?

Response: We have updated the disclosure to address this comment. As revised, the applicable disclosure for the 2033 Fund reads: “During the most recent fiscal year, the fund had no portfolio turnover.”

  To avoid potential shareholder confusion, under “Principal investment strategies — Investment approach,” please indicate for each applicable series fund where in the glide path chart the respective fund currently lies.

Response: We have updated each series fund’s glide path chart to indicate where in the glide path each fund currently lies, as follows:

  For each series fund (other than the 2036 Fund), please confirm that the results information set forth in the “Average annual total returns” table takes into account either the actual sales charge or no sales charge, as applicable, for each disclosed share class.

Response: Instruction 1 to Item 26(b)(1) of Form N-1A mandates that a registrant “assume the maximum sales load” in calculating average annual total returns. We hereby confirm that, in accordance with the requirements of Instruction 1 to Item 26(b)(1), the results information set forth in the “Average annual total returns” table for each series fund takes into account the maximum applicable sales load. In the case of Class 529-E shares and Class 529-F-1 shares, each of which charges no sales charges, no sales charge is taken into account in the calculation of the average annual total returns for the respective share class.

  Please confirm whether the Registrant will be filing a proxy statement, information statement or registration statement on Form N-14 with respect to the merger of American Funds College 2018 Fund (the “2018 Fund”) with and into American Funds College Enrollment Fund (the “Enrollment Fund”). If not, please explain the legal basis for not making such a filing.

Response: A shareholder meeting is not required to effect the merger of the 2018 Fund with and into the Enrollment Fund and, accordingly, we believe that no filing of a proxy statement, information statement or registration statement on Form N-14 would likewise be required. As a Delaware statutory trust, the Registrant is governed by a Declaration of Trust. The Registrant’s Declaration of Trust authorizes the Registrant’s trustees to merge the 2018 Fund with the Enrollment Fund without the vote of shareholders. Rule 17a-8 under the 1940 Act permits the merger of a registered investment company with certain of its affiliated persons, regardless of the nature of the affiliation. The rule requires that each fund’s board determine that the proposed merger is in the best interests of the fund and will not dilute the interests of shareholders. In addition, to rely upon the rule, the acquired fund — in this case, the 2018 Fund — must obtain approval of its shareholders only under specific circumstances.

Specifically, shareholders of an acquired fund must approve a merger if —

•	any policy of the acquired fund that under Section 13 of the 1940 Act could not be changed without a vote of a majority of its outstanding voting securities is materially different from a policy of the acquiring fund;

•	the acquiring fund’s investment advisory contract is materially different from that of the acquired fund, except for the identity of the funds as parties to the contract;

•	after the merger, directors of the acquired fund who are not interested persons of the acquired fund and who were elected by its shareholders will not comprise a majority of the directors of the acquiring fund who are not interested persons of the acquiring fund; or

•	after the merger, the acquiring fund will be authorized to pay charges under a plan that provides for use of fund assets for distribution that are greater than charges authorized to be paid by the acquired fund under such a plan.

The merger of the 2018 Fund with and into the Enrollment Fund implicates no such circumstances. To the contrary, the 2018 Fund and the Enrollment Fund are virtually identical: (1) the fundamental policies of the two series funds are one and the same and the two do not have any differing policies that can be changed only by a vote of shareholders; (2) the relationship between the 2018 Fund and its investment adviser and the relationship between the Enrollment Fund and its investment adviser are governed by the same advisory contract; (3) the independent trustees of the 2018 Fund are likewise the independent trustees of the Enrollment Fund; and (4) both funds are party to the same plans of distribution under Rule 12b-1 under the 1940 Act. Moreover, on December 4, 2017, the board of trustees of both funds made all of the requisite determinations under Rule 17a-8 and unanimously approved the merger. Accordingly, in reliance on the Registrant’s Declaration of Trust and Rule 17a-8, we believe that no shareholder vote is required to effect the merger. As such, no proxy statement, information statement, or registration statement on Form N-14 is required in connection with the merger because of the lack of a need for shareholder approval.

  For the 2018 Fund, please confirm whether each of the risks disclosed under the caption “Principal risks” are, in fact, principal risks associated with investing in the 2018 Fund. If any of the disclosed risks are not principal risks associated with investing in the 2018 Fund, please update the fund’s disclosure accordingly.

Response: We have updated the disclosure to address this comment. Specifically, in response to this comment, we have deleted the risk factors captioned “Investing in stocks,” “Investing in small companies,” and “Investing in emerging markets,” which, in light of its current holdings, are no longer principal risks associated with investing in the 2018 Fund.

Statutory Prospectus

  Under “Investment objectives, strategies and risks,” if appropriate, please consider clarifying that the glide path chart does not apply to the Enrollment Fund.

Response: Because it is expected that, when each series fund reaches its target date, such fund will merge into the Enrollment Fund, the portion of the glide path chart after the point labeled “College enrollment” is reflective of the Enrollment Fund. To further clarify this point, we have updated the disclosure to address this comment as follows:

The following chart illustrates the investment approach of the fund by showing how its investment in the various fund categories will change over time. The allocations shown reflect the fund’s target allocations as of February 9, 2018. For the avoidance of doubt, the Enrollment Fund will invest principally in funds that seek current income through fixed income investments, as reflected in the final column of the chart below.

  Under “Investment objectives, strategies and risks,” please revise the disclosure to clarify that the risks disclosed as principal risks are applicable to each of the series funds.

Response: We have updated the disclosure to address this comment.

  Please update the disclosure under “Investment objectives, strategies and risks — Fund comparative indexes” to include a description of the comparative indexes applicable to the 2036 Fund.

Response: As supplementally identified in response to Comment No. 9 above, once the 2036 Fund has annual returns for at least one calendar year and, accordingly, begins to disclose investment results, the fund expects to disclose the returns of the S&P 500 Index as a comparative broad-based securities market index. At that time, once the 2036 Fund has had at least one full calendar year of investment operations, we will update the disclosure under “Investment objectives, strategies and risks — Fund comparative indexes” to clarify that the narrative description of the S&P 500 Index is applicable to the 2036 Fund (and, if applicable, to describe any other indexes that reflect the market sectors in which the 2036 Fund invests).

  Because the Enrollment Fund invests only in fixed-income funds, disclosure relating to the Enrollment Fund under “Investment objectives, strategies and risks” provided in response to Item 9 of Form N-1A should be different from the corresponding disclosure for each of the other series funds. Please revise the disclosure accordingly.

Response: We believe the disclosure under “Investment objectives, strategies and risks” is sufficiently clear as to the unique nature of the Enrollment Fund’s investment strategy. In addition to the investment approach of the Enrollment Fund depicted in the glide path chart, the narrative disclosure clearly provides that “the Enrollment Fund … will also principally invest in fixed-income funds.” Nevertheless, as noted in response to Comment No. 16 above, we have supplemented the reference disclosure to make clear, for the avoidance of doubt, that “the Enrollment Fund will invest principally in funds that seek current income through fixed income investments, as reflected in the final column of the [glide path] chart below.”

  Please update the disclosure under the caption “Management and organization — Investment adviser” to specify the total management fees expected to be paid by the 2036 Fund to its investment adviser for the coming fiscal year.

Response: We have updated the disclosure to make clear that none of the series funds, including the 2036 Fund, pays any management fees to the investment adviser.

  Under “Purchase, exchange and sale of shares — Exchange,” the Registrant discloses that “[e]xchanges of shares from American Funds U.S. Government Money Market Fund initially purchased without a sales charge to shares of another American Fund generally will be subject to the appropriate sales charge applicable to the other fund.” Please delete the word “generally,” or, in the alternative, specify any applicable exceptions.

Response: We have updated the disclosure to address this comment by striking the word “generally.”

  Please supplement the section captioned “How to sell shares” with the disclosure required by Item 11(c)(7) and Item 11(c)(8) of Form N-1A.

Response: We have updated the disclosure to address this comment as follows:

~~If~~ The fund typically expects to pay redemption proceeds one business day following receipt and acceptance of a redemption order. However, payment may take longer than one business day and may take up to seven days as generally permitted by the Investment Company Act of 1940, as amended (“1940 Act”). Under the 1940 Act, the fund may be permitted to pay redemption proceeds beyond seven days under certain limited circumstances. In addition, if you recently purchased shares and subsequently request a redemption of those shares, ~~you~~ the fund will ~~receive proceeds from the~~ pay redemption proceeds once a sufficient period of time has passed to reasonably ensure that checks or drafts, including certified or cashier’s checks, for the shares purchased have cleared (normally 10 business days from the purchase date).

Under normal conditions, the fund typically expects to meet shareholder redemptions by monitoring the fund’s portfolio and redemption activities and by regularly holding a reserve of highly liquid assets, such as cash or cash equivalents. The fund may use additional methods to meet shareholder redemptions, if they become necessary. These methods may include, but are not limited to, the sale of portfolio assets, the use of overdraft protection afforded by the fund’s custodian bank, borrowing from a line of credit or from other funds advised by the investment adviser or its affiliates, and making payment with fund securities or other fund assets rather than in cash (as further discussed in the following paragraph).

  In the second bullet point of the section captioned “How to sell shares,” the Registrant discloses that Class 529-F shares must “generally” be sold through intermediaries such as dealers or financial advisers. Please delete the word “generally,” or, in the alternative, specify any applicable exceptions.

Response: We have updated the disclosure to address this comment by striking the word “generally.”

  In the section captioned “How to sell shares,” please disclose supplementally details regarding the Registrant’s practices relating to redemptions in kind. Among other things, please describe whether redemptions in kind would consist of pro rata slices of a series fund’s portfolio assets, individual securities or representative securities baskets.

Response: We have updated the disclosure to address this comment as follows:

Although payment of redemptions normally will be in cash, the Series’ declaration of trust permits payment of the redemption price wholly or partly with portfolio securities or other fund assets under conditions and circumstances determined by the Series’ board of trustees. On the same redemption date, some shareholders may be paid in whole or in part in securities (which may differ among those shareholders), while other shareholders may be paid entirely in cash. The disposal of the securities received in-kind may be subject to brokerage costs and, until sold, such securities remain at market risk and liquidity risk, including the risk that such securities are or become difficult to sell. If the fund pays your redemption with illiquid or less liquid securities, you will bear the risk of not being able to sell such securities.

  In the section captioned “Choosing a share class,” the Registrant discloses that “Class 529-F-1 shares are generally available only to fee-based programs of investment dealers….” Please delete the word “generally,” or, in the alternative, specify any applicable exceptions.

Response: We have updated the disclosure to address this comment by striking the word “generally.”

  The Staff has previously commented on the disclosure under the caption “Sales charge reductions and waivers” in a prior filing by an affiliated registrant. Please revise the referenced disclosure in response to those prior comments, as applicable.

Response: As noted, on March 29, 2017, the Staff commented on the disclosure under the caption “Sales charge reductions and waivers” in a filing by American Mutual Fund (File Nos. 002-10607 and 811-00572). Revisions in response to those comments were inadvertently omitted from the Registrant’s filing under Rule 485(a) under the 1933 Act. We hereby confirm that all revisions in response to those previous comments will be included in the Amendment to be filed under Rule 485(b).

  The Staff has previously reviewed the disclosure in the appendix titled “Sales charge waivers.” Please confirm that the referenced appendix disclosure is consistent with prior disclosure reviewed by the Staff.

Response: We hereby confirm that the referenced appendix disclosure is consistent with prior disclosure reviewed by the Staff and incorporates all revisions in response to comments previously provided by the Staff with respect to such disclosure.

Statement of Additional Information

  Please ensure that the disclosure in the section captioned “Sales charge reductions and waivers” is consistent with any revisions made to corresponding disclosure in the Registrant’s prospectus.

Response: As noted in response to Comment No. 26 above, revisions to the Registrant’s prospectus disclosure in response to comments previously provided by the Staff were inadvertently omitted from the Registrant’s filing under Rule 485(a) under the 1933 Act. The same is true of revisions to the disclosure in the Registrant’s Statement of Additional Information (SAI). We hereby confirm that all revisions in response to those previous comments, including comments relating specifically to SAI disclosure, will be included in the Amendment to be filed under Rule 485(b).

Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact me at (213) 486-9108.

Sincerely,

/s/ Erik A. Vayntrub

Erik A. Vayntrub

Associate Counsel

Exhibit A

American Funds College 2036 Fund

Shareholder fees (fees paid directly from your investment)
Share class:	529-A	529-C	529-E	529-T	529-F-1
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	4.25%	none	none	2.50%	none
Maximum deferred sales charge (load) (as a percentage of the amount redeemed)	1.00[1]	1.00%	none	none	none
Maximum sales charge (load) imposed on reinvested dividends	none	none	none	none	none
Redemption or exchange fees	none	none	none	none	none

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)
Share class:	529-A	529-C	529-E	529-T	529-F-1
Management fees	none	none	none	none	none
Distribution and/or service (12b-1) fees	0.25%	1.00%	0.50%	0.25%	0.00%
Other expenses[2]	0.28	0.27	0.24	0.30	0.27
Acquired (underlying) fund fees and expenses[2]	0.40	0.40	0.40	0.40	0.40
Total annual fund operating expenses	0.93	1.67	1.14	0.95	0.67
Expense reimbursement[3]	0.03	0.03	0.03	0.03	0.03
Total annual fund operating expenses after reimbursement	0.90	1.64	1.11	0.92	0.64

[1]	A contingent deferred sales charge of 1.00% applies on certain redemptions made within 18 months following purchases of $1 million or more made without an initial sales charge. Contingent deferred sales charge is calculated based on the lesser of the offering price and market value of shares being sold.
[2]	Based on estimated amounts for the current fiscal year.
[3]	The investment adviser is currently reimbursing a portion of the other expenses for each share class. This reimbursement will be in effect through at least February 9, 2019. The adviser may elect at its discretion to extend, modify or terminate the reimbursement at that time.

Share class:	529-A	529-C	529-E	529-T	529-F-1	For the share class listed to the right, you would pay the following if you did not redeem your shares:	Share class:	529-C
1 year	$ 513	$ 267	$ 113	$ 342	$ 65		1 year	$ 167
3 years	706	524	359	542	211		3 years	524

American Funds College 2033 Fund

Shareholder fees (fees paid directly from your investment)
Share class:	529-A	529-C	529-E	529-T	529-F-1
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	4.25%	none	none	2.50%	none
Maximum deferred sales charge (load) (as a percentage of the amount redeemed)	1.00[1]	1.00%	none	none	none
Maximum sales charge (load) imposed on reinvested dividends	none	none	none	none	none
Redemption or exchange fees	none	none	none	none	none

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)
Share class:	529-A	529-C	529-E	529-T	529-F-1
Management fees	none	none	none	none	none
Distribution and/or service (12b-1) fees	0.24%[2]	1.00%	0.50%	0.25%	0.00%
Other expenses	0.21	0.20	0.17	0.23[3]	0.20
Acquired (underlying) fund fees and expenses	0.39	0.39	0.39	0.39	0.39
Total annual fund operating expenses	0.84	1.59	1.06	0.87	0.59
[1]	A contingent deferred sales charge of 1.00% applies on certain redemptions made within 18 months following purchases of $1 million or more made without an initial sales charge. Contingent deferred sales charge is calculated based on the lesser of the offering price and market value of shares being sold.
[2]	Restated to reflect current fees.
[3]	Based on estimated amounts for the current fiscal year.

Share class:	529-A	529-C	529-E	529-T	529-F-1	For the share class listed to the right, you would pay the following if you did not redeem your shares:	Share class:	529-C
1 year	$ 507	$ 262	$ 108	$ 337	$ 60		1 year	$ 162
3 years	682	502	337	521	189		3 years	502
5 years	871	866	585	720	329		5 years	866
10 years	1,418	1,889	1,294	1,296	738		10 years	1,889

American Funds College 2030 Fund

Shareholder fees (fees paid directly from your investment)
Share class:	529-A	529-C	529-E	529-T	529-F-1
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	4.25%	none	none	2.50%	none
Maximum deferred sales charge (load) (as a percentage of the amount redeemed)	1.00[1]	1.00%	none	none	none
Maximum sales charge (load) imposed on reinvested dividends	none	none	none	none	none
Redemption or exchange fees	none	none	none	none	none

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)
Share class:	529-A	529-C	529-E	529-T	529-F-1
Management fees	none	none	none	none	none
Distribution and/or service (12b-1) fees	0.24%[2]	1.00%	0.50%	0.25%	0.00%
Other expenses	0.21	0.20	0.17	0.23[3]	0.20
Acquired (underlying) fund fees and expenses	0.37	0.37	0.37	0.37	0.37
Total annual fund operating expenses	0.82	1.57	1.04	0.85	0.57
[1]	A contingent deferred sales charge of 1.00% applies on certain redemptions made within 18 months following purchases of $1 million or more made without an initial sales charge. Contingent deferred sales charge is calculated based on the lesser of the offering price and market value of shares being sold.
[2]	Restated to reflect current fees.
[3]	Based on estimated amounts for the current fiscal year.

Share class:	529-A	529-C	529-E	529-T	529-F-1	For the share class listed to the right, you would pay the following if you did not redeem your shares:	Share class:	529-C
1 year	$ 505	$ 260	$ 106	$ 335	$ 58		1 year	$ 160
3 years	676	496	331	514	183		3 years	496
5 years	861	855	574	710	318		5 years	855
10 years	1,395	1,867	1,271	1,273	714		10 years	1,867

American Funds College 2027 Fund

Shareholder fees (fees paid directly from your investment)
Share class:	529-A	529-C	529-E	529-T	529-F-1
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	4.25%	none	none	2.50%	none
Maximum deferred sales charge (load) (as a percentage of the amount redeemed)	1.00[1]	1.00%	none	none	none
Maximum sales charge (load) imposed on reinvested dividends	none	none	none	none	none
Redemption or exchange fees	none	none	none	none	none

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)
Share class:	529-A	529-C	529-E	529-T	529-F-1
Management fees	none	none	none	none	none
Distribution and/or service (12b-1) fees	0.24%[2]	1.00%	0.50%	0.25%	0.00%
Other expenses	0.21	0.20	0.17	0.23[3]	0.20
Acquired (underlying) fund fees and expenses	0.35	0.35	0.35	0.35	0.35
Total annual fund operating expenses	0.80	1.55	1.02	0.83	0.55
[1]	A contingent deferred sales charge of 1.00% applies on certain redemptions made within 18 months following purchases of $1 million or more made without an initial sales charge. Contingent deferred sales charge is calculated based on the lesser of the offering price and market value of shares being sold.
[2]	Restated to reflect current fees.
[3]	Based on estimated amounts for the current fiscal year.

Share class:	529-A	529-C	529-E	529-T	529-F-1	For the share class listed to the right, you would pay the following if you did not redeem your shares:	Share class:	529-C
1 year	$ 503	$ 258	$ 104	$ 333	$ 56		1 year	$ 158
3 years	670	490	325	508	176		3 years	490
5 years	850	845	563	699	307		5 years	845
10 years	1,373	1,845	1,248	1,250	689		10 years	1,845

American Funds College 2024 Fund

Shareholder fees (fees paid directly from your investment)
Share class:	529-A	529-C	529-E	529-T	529-F-1
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	4.25%	none	none	2.50%	none
Maximum deferred sales charge (load) (as a percentage of the amount redeemed)	1.00[1]	1.00%	none	none	none
Maximum sales charge (load) imposed on reinvested dividends	none	none	none	none	none
Redemption or exchange fees	none	none	none	none	none

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)
Share class:	529-A	529-C	529-E	529-T	529-F-1
Management fees	none	none	none	none	none
Distribution and/or service (12b-1) fees	0.24%[2]	1.00%	0.50%	0.25%	0.00%
Other expenses	0.21	0.19	0.16	0.23[3]	0.19
Acquired (underlying) fund fees and expenses	0.28	0.28	0.28	0.28	0.28
Total annual fund operating expenses	0.73	1.47	0.94	0.76	0.47
[1]	A contingent deferred sales charge of 1.00% applies on certain redemptions made within 18 months following purchases of $1 million or more made without an initial sales charge. Contingent deferred sales charge is calculated based on the lesser of the offering price and market value of shares being sold.
[2]	Restated to reflect current fees.
[3]	Based on estimated amounts for the current fiscal year.

Share class:	529-A	529-C	529-E	529-T	529-F-1	For the share class listed to the right, you would pay the following if you did not redeem your shares:	Share class:	529-C
1 year	$ 496	$ 250	$ 96	$ 326	$ 48		1 year	$ 150
3 years	648	465	300	487	151		3 years	465
5 years	814	803	520	662	263		5 years	803
10 years	1,293	1,757	1,155	1,169	591		10 years	1,757

American Funds College 2021 Fund

Shareholder fees (fees paid directly from your investment)
Share class:	529-A	529-C	529-E	529-T	529-F-1
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	4.25%	none	none	2.50%	none
Maximum deferred sales charge (load) (as a percentage of the amount redeemed)	1.00[1]	1.00%	none	none	none
Maximum sales charge (load) imposed on reinvested dividends	none	none	none	none	none
Redemption or exchange fees	none	none	none	none	none

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)
Share class:	529-A	529-C	529-E	529-T	529-F-1
Management fees	none	none	none	none	none
Distribution and/or service (12b-1) fees	0.24%[2]	1.00%	0.50%	0.25%	0.00%
Other expenses	0.21	0.19	0.16	0.23[3]	0.20
Acquired (underlying) fund fees and expenses	0.28	0.28	0.28	0.28	0.28
Total annual fund operating expenses	0.73	1.47	0.94	0.76	0.48
[1]	A contingent deferred sales charge of 1.00% applies on certain redemptions made within 18 months following purchases of $1 million or more made without an initial sales charge. Contingent deferred sales charge is calculated based on the lesser of the offering price and market value of shares being sold.
[2]	Restated to reflect current fees.
[3]	Based on estimated amounts for the current fiscal year.

Share class:	529-A	529-C	529-E	529-T	529-F-1	For the share class listed to the right, you would pay the following if you did not redeem your shares:	Share class:	529-C
1 year	$ 496	$ 250	$ 96	$ 326	$ 49		1 year	$ 150
3 years	648	465	300	487	154		3 years	465
5 years	814	803	520	662	269		5 years	803
10 years	1,293	1,757	1,155	1,169	604		10 years	1,757

American Funds College 2018 Fund

Shareholder fees (fees paid directly from your investment)
Share class:	529-A	529-C	529-E	529-T	529-F-1
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	4.25%	none	none	2.50%	none
Maximum deferred sales charge (load) (as a percentage of the amount redeemed)	1.00[1]	1.00%	none	none	none
Maximum sales charge (load) imposed on reinvested dividends	none	none	none	none	none
Redemption or exchange fees	none	none	none	none	none

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)
Share class:	529-A	529-C	529-E	529-T	529-F-1
Management fees	none	none	none	none	none
Distribution and/or service (12b-1) fees	0.24%[2]	1.00%	0.49%	0.25%	0.00%
Other expenses	0.21	0.20	0.16	0.23[3]	0.20
Acquired (underlying) fund fees and expenses	0.31	0.31	0.31	0.31	0.31
Total annual fund operating expenses	0.76	1.51	0.96	0.79	0.51
[1]	A contingent deferred sales charge of 1.00% applies on certain redemptions made within 18 months following purchases of $1 million or more made without an initial sales charge. Contingent deferred sales charge is calculated based on the lesser of the offering price and market value of shares being sold.
[2]	Restated to reflect current fees.
[3]	Based on estimated amounts for the current fiscal year.

Share class:	529-A	529-C	529-E	529-T	529-F-1	For the share class listed to the right, you would pay the following if you did not redeem your shares:	Share class:	529-C
1 year	$ 499	$ 254	$ 98	$ 329	$ 52		1 year	$ 154
3 years	658	477	306	496	164		3 years	477
5 years	829	824	531	678	285		5 years	824
10 years	1,327	1,802	1,178	1,203	640		10 years	1,802

American Funds College Enrollment Fund

Shareholder fees (fees paid directly from your investment)
Share class:	529-A	529-C	529-E	529-T	529-F-1
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	2.50%	none	none	2.50%	none
Maximum deferred sales charge (load) (as a percentage of the amount redeemed)	1.00[1]	1.00%	none	none	none
Maximum sales charge (load) imposed on reinvested dividends	none	none	none	none	none
Redemption or exchange fees	none	none	none	none	none

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)
Share class:	529-A	529-C	529-E	529-T	529-F-1
Management fees	none	none	none	none	none
Distribution and/or service (12b-1) fees	0.24%[2]	0.99%	0.47%	0.25%	0.00%
Other expenses	0.21	0.20	0.17	0.23[3]	0.20
Acquired (underlying) fund fees and expenses	0.31	0.31	0.31	0.31	0.31
Total annual fund operating expenses	0.76	1.50	0.95	0.79	0.51
[1]	A contingent deferred sales charge of 1.00% applies on certain redemptions made within 18 months following purchases of $1 million or more made without an initial sales charge. Contingent deferred sales charge is calculated based on the lesser of the offering price and market value of shares being sold.
[2]	Restated to reflect current fees.
[3]	Based on estimated amounts for the current fiscal year.

Share class:	529-A	529-C	529-E	529-T	529-F-1	For the share class listed to the right, you would pay the following if you did not redeem your shares:	Share class:	529-C
1 year	$ 326	$ 253	$ 97	$ 329	$ 52		1 year	$ 153
3 years	487	474	303	496	164		3 years	474
5 years	662	818	525	678	285		5 years	818
10 years	1,169	1,791	1,166	1,203	640		10 years	1,791